ASML — Summary Consolidated Statements of Operations[1]

	Three months ended,			Nine months ended,
	Sep. 28, 2003	Sep. 26, 2004		Sep. 28, 2003	Sep. 26, 2004
(Amounts in thousands EUR except per share data)

Net sales	370,067	610,472		1,017,227	1,680,215
Cost of sales	276,631	378,180		798,449	1,082,412

Gross profit on sales	93,436	232,292		218,778	597,803

Research and development costs	66,469	123,293	[2]	224,432	271,688	[2]
Research and development credits	(4,653)	(5,726)		(13,787)	(15,548)
Selling, general and administrative expenses	50,318	51,509		166,273	149,513
Restructuring expenses	–	–		24,485	(5,862)

Total expenses	112,134	169,076	[2]	401,403	399,791	[2]

Operating income (loss) from continuing operations	(18,698)	63,216	[2]	(182,625)	198,012	[2]
Interest expense, net	(8,395)	(3,051)		(24,824)	(11,508)

Income (Loss) from continuing operations before
income taxes	(27,093)	60,165		(207,449)	186,504
Benefits from (provision for) income taxes on
income from continuing operations	9,520	(19,253)		67,235	(59,681)

Net income (loss) from continuing operations	(17,573)	40,912	[2]	(140,214)	126,823	[2]

Loss from discontinued operations
before income tax	(21,369)	–		(59,026)	–
Benefits from income taxes on discontinued
operations	8,441	–		23,316	–

Net loss from discontinued operations	(12,928)	–		(35,710)	–

Net income (loss)	(30,501)	40,912	[2]	(175,924)	126,823	[2]
Basic net income (loss) per ordinary share:	(0.06)	0.08	[2]	(0.36)	0.26	[2]
Diluted net income (loss) per ordinary share:	(0.06)	0.08	[2,3]	(0.36)	0.26	[2,3]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	482,225	483,605		482,197	483,376
Diluted	482,225	484,205	[3]	482,197	484,978	[3]

1.)	Except for balance sheet data as of December 31, 2003, all figures are unaudited.
2.)	ASML, Nikon Corporation and Carl Zeiss SMT AG agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement resulted in:
—	an increase of EUR 48.8 million in our Research and Development costs and consequently a decrease in Operating income from continuing operations.
—	a decrease of EUR 33.1 million in Net income or EUR 0.07 per ordinary share.
3.)	The calculation of the diluted net income per ordinary shares does not assume conversion of ASML’s outstanding Convertible Subordinated Notes, as such conversions would have an anti-dilutive effect.

ASML — Ratios and Other Data[1]

	Three months ended,			Nine months ended,
	Sep. 28, 2003	Sep. 26, 2004		Sep. 28, 2003	Sep. 26, 2004

Gross profit on sales of continuing operations
as a % of net sales	25.2	38.1		21.5	35.6
Operating income (loss) from continuing
operations as a % of net sales	(5.1)	10.4	18.3[4]	(18.0)	11.8	14.7[4]
Net income (loss) from continuing operations
as a % of net sales	(4.7)	6.7	12.1[4]	(13.8)	7.5	9.5[4]
Shareholders' equity as a % of total assets	36.1	39.3		36.1	39.3
Sales of new systems (units)	28	55		83	154
Sales of used systems (units)	6	16		25	47
Sales of systems total (units)	34	71		108	201
Backlog Sales of new systems (units)	80	162		80	162
Backlog Sales of used systems (units)	11	21		11	21
Backlog Sales of systems total (units)	91	183		91	183
Number of employees in continuing operations	5,218	5,042		5,218	5,042
Number of employees in discontinued operations	408	–		408	–
Number of employees total	5,626	5,042		5,626	5,042

4.)	Excludes the impact of the agreement between ASML, Nikon Corporation and Carl Zeiss SMT AG with respect to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment.

ASML — Summary Consolidated Balance Sheets[1]

	Sep. 28,	Dec. 31,	March 28,	June 27,	Sep. 26,
	2003	2003	2004	2004	2004
(Amounts in thousands EUR)

ASSETS
Cash and cash equivalents	1,103,848	1,027,806	1,152,022	1,235,611	1,315,758
Accounts receivable, net	301,129	314,495	317,368	396,721	397,064
Inventories, net	675,582	595,017	599,110	591,146	685,969
Other current assets	154,496	207,502	237,919	198,972	165,276
Assets held for sale	76,699	5,007	–	–	–

Total current assets	2,311,754	2,149,827	2,306,419	2,422,450	2,564,067

Deferred tax asset	378,636	325,271	335,262	336,059	330,784
Other assets	71,294	30,711	32,274	31,358	30,071
Intangible assets	15,503	14,590	13,660	12,727	34,919
Property, plant and equipment	392,907	347,883	326,135	321,577	315,487

Total assets	3,170,094	2,868,282	3,013,750	3,124,171	3,275,328
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	559,397	673,068	776,389	832,980	923,080
Liabilities held for sale	58,460	13,451	–	–	–
Convertible subordinated bonds	1,224,018	842,543	862,292	856,038	848,350
Long term debt and deferred liabilities	184,729	198,013	196,280	194,736	215,611
Shareholders' equity	1,143,490	1,141,207	1,178,789	1,240,417	1,288,287

Total liabilities and Shareholders' equity	3,170,094	2,868,282	3,013,750	3,124,171	3,275,328

ASML — Summary Consolidated Statements of Cash Flows[1]

	Three months ended,		Nine months ended
	Sep. 28, 2003	Sep. 26, 2004	Sep. 28, 2003	Sep. 26, 2004
(Amounts in thousands EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continuing operations	(17,573)	40,912	(140,214)	126,823
Depreciation and amortization	45,426	22,098	111,888	72,370
Change in tax assets and liabilities	143,647	15,832	104,652	51,016
Change in assets and liabilities	(184,121)	17,173	181,328	48,254

Net cash provided by (used in) operating
activities from continuing operations	(12,621)	96,015	257,654	298,463

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(19,168)	(28,854)	(56,283)	(61,407)
Disposals	17,358	11,367	37,174	28,821

Net cash used in investing activities
from continuing operations	(1,810)	(17,487)	(19,109)	(32,586)

Net cash provided by (used in) operating and
investing activities from continuing operations	(14,431)	78,528	238,545	265,877

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible
subordinated loans, net	–	–	371,450	–
Redemption and/or repayment of loans	(125,502)	(292)	(126,691)	(828)
Proceeds from share issuance	–	3,911	–	18,953

Net cash provided by (used in) financing
activities from continuing operations	(125,502)	3,619	245,259	18,125

Net cash flow from continuing operations	(139,933)	82,147	483,804	284,002
Effect of changes in exchange rates on cash	(2,503)	(2,000)	(34,769)	3,950
Net cash flow provided by (used in)
discontinued operations	(3,621)	–	(13,947)	–

Net increase in cash and cash equivalents	(146,057)	80,147	435,088	287,952

ASML — Quarterly Summary Consolidated Statements of operations[1]

		Three months ended,
	Sep. 28,	Dec. 31,	March 28,	June 27,	Sep. 26,
	2003	2003	2004	2004	2004
(Amounts in millions EUR)

Net Sales	370.0	525.5	453.5	616.2	610.5
Cost of Sales	276.6	375.5	307.5	396.7	378.2

Gross profit on sales	93.4	150.0	146.0	219.5	232.3

Research and development costs, net of credits	61.8	76.1	69.8	68.7	117	.6[2]	68	.8[4]
Selling, general and administrative expenses	50.3	46.3	47.7	50.3	51.5
Restructuring expenses	–	–	(5.8)	–	–

Total expenses	112.1	122.4	111.7	119.0	169.1

Operating income (loss) from continuing operations	(18.7)	27.6	34.3	100.5	63	.2[2]	112	.0[4]
Interest expense, net	(8.4)	(4.3)	(4.1)	(4.4)	(3.0)

Income (loss) from continuing operations before
Income taxes	(27.1)	23.3	30.2	96.1	60.2		109	.0[4]
Benefits from (provision) for income taxes on income from continuing operations	9.5	(7.6)	(9.7)	(30.7)	(19.3)		(35.0)		[4]

Net income (loss) from continuing operations	(17.6)	15.7	20.5	65.4	40	.9[2]	74	.0[4]
Net loss from discontinued operations	(12.9)	–	–	–	–
Net income (loss)	(30.5)	15.7	20.5	65.4	40	.9[2]	74	.0[4]

ASML — Quarterly Summary Ratios and other data[1]

	Three months ended,
	Sep. 28,	Dec. 31,	March 28,	June 27,	Sep. 26,
	2003	2003	2004	2004	2004

Gross profit on sales of continuing operations as
a % of net sales	25.2	28.5	32.2	35.6	38.1
Operating income (loss) from continuing operations as a % of net sales	(5.1)	5.3	7.6	16.3	10.4[4]	18.3[4]
Net income (loss) from continuing operations as a % of net sales	(4.7)	3.0	4.5	10.6	6.7[4]	12.1[4]
Shareholders' equity as a % of total assets	36.1	39.8	39.1	39.7	39.3
Sales of new systems (units)	28	43	42	57	55
Sales of used systems (units)	6	18	16	15	16
Sales of systems total (units)	34	61	58	72	71
Backlog Sales of new systems (units)	80	103	135	147	162
Backlog of Sales used systems (units)	11	21	28	27	21
Backlog Sales of systems total (units)	91	124	163	174	183
Value of backlog new systems (EUR million)	817	946	1,293	1,723	2,000
Value of backlog used systems (EUR million)	42	47	64	77	53
Value of backlog systems total (EUR million)	859	993	1,357	1,800	2,053
Number of employees in continuing operations	5,218	5,059	5,005	5,043	5,042
Number of employees in discontinuing operations	408	119	–	–	–
Number of employees total	5,626	5,178	5,005	5,043	5,042

ASML — Notes to the Summary Consolidated Financial Statements

Basis of Presentation

ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).

Principles of consolidation

The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues, income and expenses

ASML distinguishes between revenues from “new” and “proven” technology systems. Revenue for “proven technology” systems is recognized upon shipment, since title passes to the customer at that moment, and the customer has unconditionally accepted the system during a factory test prior to shipment. Revenues on “new technology” systems are deferred until installation and acceptance at the customer’s premises are completed. As soon as a track record has been established regarding the successful and timely installation and acceptance of equipment previously identified as “new technology,” ASML considers the equipment to be “proven technology”. At that time, ASML changes the timing of revenue recognition to the shipment date in accordance with its revenue policy for “proven technology” and recognizes previously deferred revenue.

The fair value of installation services provided to customers is initially deferred and is recognized when installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

‘Safe Harbor’ Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.